ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

26 September 2002

02055479

02 OCT 22 AM 11:34

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 24 September 2002, Re: 1) Proposed disposal by Angkasa Transport Equipment Sdn. Bhd., a wholly-owned subsidiary of Angkasa Marketing Berhad of its 50% equity interest in Wuhan Fortune Motor Co Ltd for a cash consideration of Rmb1; and 2) Proposed settlement of inter-company advances to Wuhan Fortune Motor Co Ltd for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

dlw 10/28

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 24/09/2002 05:06:18 PM
Reference No OS-020924-59837

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BHD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Joseph Soo/Leona Ng**
* Designation	:	**Senior Manager/Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

- **Proposed disposal by Angkasa Transport Equipment Sdn. Bhd. ("ATE"), a wholly-owned subsidiary of AMB Venture Sdn. Bhd. ("AMBV"), which is in turn a wholly-owned subsidiary of Angkasa Marketing Berhad ("AMB"), of its 50% equity interest in Wuhan Fortune Motor Co., Ltd. ("Wuhan Fortune") for a cash consideration of Rmb1 ("Proposed Disposal"); and**

- **Proposed settlement of inter-company advances to Wuhan Fortune for a cash consideration of Rmb94.66 million and proposed waiver of the interest on inter-company advances amounting to Rmb70.82 million ("Proposed Settlement")**

(The Proposed Disposal and Proposed Settlement are collectively referred to as "the Proposals")

* **Contents :-**

We refer to the announcement made by OSK Securities Berhad ("OSK"), on behalf of the Board of Directors of AMB ("Board"), on 5 August 2002 in relation to the Proposals.

On behalf of the Board, OSK wishes to inform that the original cost of investment of Wuhan Fortune by ATE as disclosed under Section 3 of the above-mentioned announcement, should read as USD7.5 million (equivalent to approximately RM28.5 million), instead of USD6.0 million (equivalent to approximately RM22.8 million), as previously announced.

This announcement is dated 24 September 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

A Member of The Lion Group

25 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 24 September 2002, Re: Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Reference No LL-020924-61843

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION LAND BERHAD**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Lion Land Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed renewal of shareholders' mandate for recurrent related party transactions of a revenue or trading nature at its forthcoming Seventy-Second Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

24 SEP 2002

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

25 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02 OCT 22 AM 11:34

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 24 September 2002, Re: Proposed Renewal of Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature; and

b) General Announcement dated 24 September 2002, Re: Proposed Alteration of Articles of Association.

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA on 24-09-2002 05:18:57 PM
Reference No AA-020924-325F1

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed renewal of shareholders' mandate for recurrent related party transactions of a revenue or trading nature at its forthcoming Twenty-Fourth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

24 SEP 2002

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA on 24-09-2002 05:19:00 PM
Reference No AA-020924-325F2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED ALTERATION OF ARTICLES OF ASSOCIATION

* **Contents :-**

1. INTRODUCTION

The Board of Directors of Angkasa Marketing Berhad ("AMB") wishes to announce that the Company proposes to alter the Articles of Association of the Company ("Proposed Alteration of Articles").

2. BACKGROUND

The Company had on 5 July 2000, 8 October 2001 and 26 March 2002 announced the proposed group wide restructuring scheme encompassing various proposed debt restructuring exercise, divestment programme and corporate restructuring exercise, which is envisaged to provide the Lion Group (and the AMB scheme companies in particular) with the financial ability to meet their financial commitments to the AMB scheme creditors, to enable the Lion Group to continue operations on a going-concern basis and in the medium to long term, to regain a position of profitability.

The proposed debt restructuring exercise is essentially a rescheduling of the debts of the Company and its affected subsidiaries due to scheme creditors ("Debts") so that the Debts may be repaid in a structured and timely manner moving forward. The mode of settlement of the Debts involves, *inter alia*, an upfront cash payment and issuance of new ordinary shares, redeemable cumulative convertible preference shares ("RCCPS") and bonds by AMB and USD denominated consolidated and rescheduled debts to be issued by AMB Harta (L) Limited, a wholly-owned subsidiary of the Company.

3. PROPOSED ALTERATION OF ARTICLES

To facilitate the issuance of the RCCPS, the Company's Articles of Association is proposed to be amended to incorporate the terms of issue of the RCCPS.

ANGKASA MARKETING BERHAD (41515-D)

Secretary

4. APPROVALS

The Proposed Alteration of Articles is subject to the approval of the following :

i) Kuala Lumpur Stock Exchange; and
ii) shareholders of the Company.

A circular containing relevant information on the above will be issued to the shareholders in due course.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

24 SEP 2002